Exhibit 10.2

Teva Pharmaceutical Industries Ltd.
Petah Tikva, Israel

We consent to the incorporation by reference in the Registration Statement on Form S-8 (no. 333-96725) and Forms F-3 (no. 333-102259 and 333-14010) of Teva Pharmaceutical Industries Ltd. of our report dated January 22, 2001, with respect to the financial statements of Biogal Pharmaceutical Co. Ltd. as of December 31, 2000 (which were not separately included in Teva Pharmaceutical Industries Ltd.’s Annual Report), which appears included in the Annual Report on Form 20-F of Teva Pharmaceutical Industries Ltd. for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

/s/ KPMG Hugaria Kft.

KPMG Hungaria Kft.
February 28, 2003

Teva Pharmaceutical Industries Ltd.
Petach Tikva, Israel

We are providing this letter to give permission to the management of Teva Pharmaceutical Industries Ltd. to include our report dated January 22, 2001, with respect to the financial statements of Biogal Pharmaceutical Co. Ltd. as of December 31, 2000, in the Annual Report on Form 20-F of Teva Pharmaceutical Industries Ltd. for the year ended December 31, 2002, which is to be filed with the Securities and Exchange Commission.

This letter is for Teva management’s use only and accordingly should not be used for any other purpose.

/s/ KPMG Hungaria Kft.

KPMG Hungaria Kft.
February 28, 2003